SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Report of Independent Accountants
on the Limited Review

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1

We have carried out a limited review of the interim balance sheet and statement of income of Unibanco - União de Bancos Brasileiros S.A. (the Bank) and Unibanco - União de Bancos Brasileiros and subsidiary companies (consolidated) as of and for the three-month period ended March 31, 2004. The interim balance sheet and statement of income are the responsibility of the Bank's management.

2

Our review was conducted in accordance with the standards established by the IBRACON - Institute of Independent Auditors of Brazil and the Federal Accountancy Council - CFC, and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank's and its consolidated financial position and operations.

3

Based on our limited review, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4

The statements of added value and cash flows, which are presented in Note 21 to provide supplementary information in respect of Unibanco and Unibanco Consolidated are not required as an integral part of these quarterly financial statements. The statements of added value and cash flows have been submitted to the limited review procedures described in paragraph 2 and nothing has come to our attention that causes us to believe that the statements of added value and cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5

The accompanying quarterly information includes accounting information relating to the quarters ended March 31, 2003 and December 31, 2003 presented for comparison purposes. The limited review for the quarter ended March 31, 2003 and the audit for the year ended December 31, 2003 was conducted by other independent auditors, whose reports dated May 9, 2003 and February 9, 2003, respectively, express an unqualified opinion.

São Paulo, May 11, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – MARCH 31, 2004	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891			2 - DISTRICT Pinheiros
3 - POST CODE 05423-901		4 – TOWN São Paulo		5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-1313	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4830	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 - NAME JOSÉ LUCAS FERREIRA DE MELO
2 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
4 - POST CODE 05423-901		5 – TOWN São Paulo		6 - STATE SP
7 - AREA CODE 11	8 - PHONE 55 (11) 3097-1313	9 – PHONE	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 55 (11) 3097-4830	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2004	Dec 31, 2004	1	Jan 1, 2004	March 31, 2004	4	Oct 1, 2003	Dec 31, 2003
9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes					10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sérgio Miron					12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in Units)	1 - CURRENT QUARTER March 31, 2004	2 - PRIOR QUARTER December 31, 2003	3 - SAME QUARTER PRIOR YEAR March 31, 2003
Paid-Up Capital
1 – Common	75,565,816,851	75,565,816,851	75,568,744,349
2 – Preferred	65,320,016,467	65,320,016,467	65,317,088,969
3 – Total	140,885,833,318	140,885,833,318	140,885,833,318
In Treasury Stock
4 – Common	0	0	0
5 – Preferred	3,274,411,244	3,274,411,244	2,927,261,244
6 – Total	3,274,411,244	3,274,411,244	2,927,261,244

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 124 – Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA (1)	January 20, 2004	Interest on own capital	January 30, 2004	Common	0.0015993000
02	RCA (1)	January 20, 2004	Interest on own capital	January 30, 2004	Preferred	0.0017592000
(1)	Board of directors meeting

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in Units)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE May 13, 2004	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - MARCH 31, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	March 31, 2004	December 31, 2003

CURRENT ASSETS	39,459,082	38,284,902

CASH AND DUE FROM BANKS	786,312	848,223

SHORT-TERM INTERBANK INVESTMENTS	12,286,666	12,514,267
Securities purchased under resale agreements	7,683,572	9,018,010
Interbank deposits	4,539,519	3,490,966
Foreign currency investments	63,575	5,291

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	7,033,915	5,265,361
Own portfolio	3,660,772	2,710,401
Subject to repurchase commitments	164,713	120,959
Pledged with Brazilian Central Bank	2,240,251	1,335,929
Pledged under guarantees rendered	549,520	663,041
Derivative financial instruments	418,659	435,031

INTERBANK ACCOUNTS	4,106,048	3,893,974
Payments and receipts pending settlement	433,741	7,473
Compulsory deposits:
- Brazilian Central Bank	3,669,514	3,877,631
- National Housing System - SFH	1,427	2,029
Correspondent banks	1,366	6,841

INTERDEPARTMENTAL ACCOUNTS	8,341	12,453
Third-party funds in transit	3,309	27
Internal transfers of funds	5,032	12,426

LENDING OPERATIONS	10,932,934	11,364,410
Lending operations:
- Public sector	347,299	245,421
- Private sector	11,211,583	11,789,750
Allowance for lending losses	(625,948)	(670,761)

OTHER CREDITS	4,092,657	4,156,686
Foreign exchange portfolio	2,682,599	2,712,683
Income receivable	327,568	217,490
Negotiation and intermediation of securities	53,924	88,332
Sundry	1,050,369	1,160,856
Allowance for other credits losses	(21,803)	(22,675)

OTHER ASSETS	212,209	229,528
Other assets	81,606	83,811
Allowance for other assets losses	(31,420)	(24,540)
Prepaid expenses	162,023	170,257

BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	March 31, 2004	December 31, 2003

LONG-TERM ASSETS	14,527,452	15,228,596

INTERBANK INVESTMENTS	237,263	327,755
Interbank deposits	237,263	327,755

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	4,774,238	5,064,351
Own portfolio	2,803,772	2,726,896
Subject to repurchase commitments	1,213,337	689,153
Pledged with Brazilian Central Bank	294,843	1,222,983
Pledged under guarantees rendered	356,354	286,178
Derivative financial instruments	105,932	139,141

INTERBANK ACCOUNTS	40,341	40,341
Compulsory deposits:
- National Housing System - SFH	40,341	40,341

LENDING OPERATIONS	6,884,699	7,297,782
Lending operations:
- Public sector	239,827	255,006
- Private sector	6,875,128	7,335,460
Allowance for lending losses	(230,256)	(292,684)

OTHER CREDITS	2,558,413	2,467,929
Receivables on guarantees honored	1,118	8,057
Foreign exchange portfolio	411	-
Income receivable	2,845	3,030
Sundry	2,555,521	2,458,472
Allowance for other credits losses	(1,482)	(1,630)

OTHER ASSETS	32,498	30,438
Prepaid expenses	32,498	30,438

PERMANENT ASSETS	6,072,362	6,419,820

INVESTMENTS	5,291,111	5,646,391
Investments in subsidiary companies	4,038,075	4,311,104
-Local	2,993,300	2,974,590
-Foreign	1,044,775	1,336,514
Goodwill on acquisitions of subsidiary companies	1,221,285	1,308,380
Other investments	57,010	52,166
Allowance for losses	(25,259)	(25,259)

FIXED ASSETS	367,735	356,875
Land and buildings in use	172,170	152,783
Other fixed assets	729,580	727,345
Accumulated depreciation	(534,015)	(523,253)

DEFERRED CHARGES	413,516	416,554
Organization and expansion costs	761,273	764,288
Accumulated amortization	(347,757)	(347,734)

T O T A L	60,058,896	59,933,318

BALANCE SHEET
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2004	December 31, 2003

CURRENT LIABILITIES	35,209,688	34,514,761

DEPOSITS	17,779,012	16,844,100
Demand deposits	2,480,719	2,380,122
Savings deposits	5,345,161	5,499,119
Interbank deposits	395,663	1,299,432
Time deposits	9,557,469	7,665,427

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,224,567	7,275,636
Own portfolio	1,290,585	781,223
Third parties portfolio	5,910,522	6,483,026
Unrestricted portfolio	23,460	11,387

RESOURCES FROM SECURITIES ISSUED	2,343,549	2,652,938
Mortgage notes	774,516	779,624
Securities abroad	1,569,033	1,873,314

INTERBANK ACCOUNTS	431,082	49,544
Receipts and payments pending settlement	413,084	12,363
Correspondent banks	17,998	37,181

INTERDEPARTMENTAL ACCOUNTS	411,774	372,354
Third-party funds in transit	374,004	367,090
Internal transfers of funds	37,770	5,264

BORROWINGS	3,003,403	2,952,231
Borrowings in Brazil - governmental agencies	316	337
Foreign borrowings	3,003,087	2,951,894

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,303,185	1,817,220
BNDES (National Economic Development Bank)	675,626	759,469
FINAME (National Industrial Financing Authority)	585,799	975,376
Other	41,760	82,375

FOREIGN ONLENDINGS	39,219	38,457
Foreign onlendings	39,219	38,457

DERIVATIVE FINANCIAL INSTRUMENTS	222,272	167,796
Derivative financial instruments	222,272	167,796

OTHER LIABILITIES	2,451,625	2,344,485
Collection of taxes and social contributions	283,961	32,854
Foreign exchange portfolio	1,105,603	1,163,436
Social and statutory	154,387	249,762
Taxes and social security	117,725	182,575
Negotiation and intermediation of securities	14,679	20,291
Accounts payable for purchase of assets	41,157	39,356
Subordinated debt	35,628	11,239
Sundry	698,485	644,972

BALANCE SHEET
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2004	December 31, 2003

LONG-TERM LIABILITIES	17,478,674	18,248,955

DEPOSITS	8,434,733	8,855,906
Interbank deposits	281,941	406,076
Time deposits	8,152,792	8,449,830

RESOURCES FROM SECURITIES ISSUED	442,139	562,169
Mortgage notes	5,456	35,512
Securities abroad	436,683	526,657

BORROWINGS	330,472	373,548
Borrowings in Brazil - governmental agencies	814	869
Foreign borrowings	329,658	372,679

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,178,307	3,249,630
BNDES (National Economic Development Bank)	2,163,228	2,230,780
FINAME (National Industrial Financing Authority)	919,137	921,552
Other	95,942	97,298

FOREIGN ONLENDINGS	210,703	214,823
Foreign onlendings	210,703	214,823

DERIVATIVE FINANCIAL INSTRUMENTS	82,931	139,591
Derivative financial instruments	82,931	139,591

OTHER LIABILITIES	4,799,389	4,853,288
Taxes and social security	218,147	202,729
Accounts payable for purchase of assets	22,156	22,647
Subordinated debt	1,483,554	1,457,383
Sundry	3,075,532	3,170,529

DEFERRED INCOME	12,348	13,706
Deferred income	12,348	13,706

STOCKHOLDERS' EQUITY	7,358,186	7,155,896
Capital:	3,690,602	3,690,602
- Local residents	2,572,550	2,561,800
- Foreign residents	1,118,052	1,128,802
Capital reserves	158,473	158,473
Revaluation reserve on subsidiaries	10,013	7,991
Revenue reserves	3,650,033	3,650,033
- Legal	326,949	326,949
- Statutory reserves	3,009,186	3,009,186
- Special dividends not distributed	63,898	63,898
Retained earnings	250,000	250,000
Unrealized gains and losses - marketable securities
and derivative financial instruments	(166,064)	(219,080)
Treasury stocks	(132,123)	(132,123)
Retained earnings	147,252	-

T O T A L	60,058,896	59,933,318

STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)
	From January 1, 2004	From January 1, 2003
	To March 31, 2004	To March 31, 2003

REVENUE FROM FINANCIAL INTERMEDIATION	2,026,535	2,339,548
Lending operations	1,121,183	1,097,530
Marketable securities	750,155	1,003,419
Derivative financial instruments	48,498	24,544
Foreign exchange transactions	16,195	64,561
Compulsory deposits	90,504	149,494

EXPENSES ON FINANCIAL INTERMEDIATION	(1,344,086)	(1,599,730)
Deposits and securities sold	(1,061,903)	(1,365,127)
Borrowings and onlendings	(177,516)	(128,329)
Provision for lending, leasing and other credits losses	(104,667)	(106,274)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	682,449	739,818

OTHER OPERATING INCOME (EXPENSES)	(359,344)	(407,013)
Services rendered	380,216	322,718
Salaries, benefits, training and social security	(332,447)	(284,371)
Other administrative expenses	(383,505)	(373,133)
Financial transaction and other taxes	(63,537)	(63,581)
Equity in the results of subsidiary companies	199,730	192,596
Other operating income	28,113	86,971
Other operating expenses	(187,914)	(288,213)

OPERATING INCOME	323,105	332,805

NON-OPERATING INCOME (EXPENSE)	(12,546)	668
Income	2,596	5,913
Expense	(15,142)	(5,245)

INCOME BEFORE TAXES AND PROFIT SHARING	310,559	333,473

INCOME TAX AND SOCIAL CONTRIBUTION	13,583	(78,175)
Provision for income tax	(10,830)	(32,001)
Provision for social contribution	(3,025)	(10,625)
Deferred tax asset	27,438	(35,549)

PROFIT SHARING	(47,997)	(36,977)
Management	(1,184)	(1,938)
Employees	(46,813)	(35,039)

NET INCOME	276,145	218,321

Number of outstanding shares (Note 15a)	137,611,422,074	137,958,572,074
Net income per 1.000 shares: R$	2.01	1.58

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – MARCH 31, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

For purpose of making our statement of income for the quarter ended March 31, 2003 directly comparable to 2004 reclassifications were made to the net amount of Financial expenses on insurance, private retirement plans and annuity products and Revenue on Marketable Securities of R$18,408 from Other Operating Income (Expenses) to Gross Profit from Financial Intermediation.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized on the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of its using.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances as of March 31, 2004 can be summarized as follows:

		Unibanco
Marketable Securities	Unibanco	Consolidated
Trading assets	3,354,399	8,185,196
Available for sale	3,255,849	3,544,263
Held to maturity	4,673,314	5,795,260
Subtotal	11,283,562	17,524,719
Derivative financial instruments	524,591	420,488
Total	11,808,153	17,945,207
Current	7,033,915	12,501,404
Long-term	4,774,238	5,443,803

(b) Trading assets

	Unibanco		Unibanco Consolidated
	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,087,982	3,092,170	4,909,962	4,914,463
Financial treasury bills	13,778	13,667	1,155,467	1,155,590
Treasury bills	3,060,893	3,063,770	3,560,353	3,563,293
Central bank notes	-	-	3,128	3,142
Treasury notes	13,311	14,733	191,014	192,438

Brazilian sovereign bonds	80,359	80,297	119,634	119,500

Bank debt securities	37,687	38,666	332,076	333,309
Eurobonds	37,687	38,666	64,767	66,000
Time deposits	-	-	267,309	267,309

Open mutual funds (1)	90,198	90,198	2,156,287	2,156,287

Other	53,839	53,068	582,045	661,637

Total	3,350,065	3,354,399	8,100,004	8,185,196
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated
	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	152,607	441	153,048	545,171	2,747	547,918
Financial treasury bills	-	-	-	344,834	1,515	346,349
Treasury bills	-	-	-	1,113	1	1,114
Central bank notes	151,518	1,315	152,833	189,822	2,554	192,376
Other	1,089	(874)	215	9,402	(1,323)	8,079

Brazilian sovereign bonds	-	-	-	32,351	(43)	32,308

Foreign government	-	-	-	67,571	215	67,786

Corporate debt securities	1,952,739	(95,495)	1,857,244	2,226,231	(108,911)	2,117,320
Debentures	1,919,189	(89,589)	1,829,600	2,144,377	(99,462)	2,044,915
Eurobonds	16,703	-	16,703	32,636	(430)	32,206
Other	16,847	(5,906)	10,941	49,218	(9,019)	40,199

Bank debt securities	1,096,508	2,805	1,099,313	263,949	4,694	268,643
Eurobonds	880,022	-	880,022	19,051	1,888	20,939
Mortgage notes	112,796	2,805	115,601	112,796	2,806	115,602
Time deposits	103,563	-	103,563	130,496	-	130,496
Other	127	-	127	1,606	-	1,606

Marketable equity securities	140,105	(4,724)	135,381	202,383	(11,836)	190,547
Open mutual funds (1)	10,863	-	10,863	319,637	104	319,741
Total	3,352,822	(96,973)	3,255,849	3,657,293	(113,030)	3,544,263
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	367,044	357,548	282,248	272,633
Between 3 months and 1 year	664,586	665,943	471,718	464,899
Between 1 and 3 years	1,343,473	1,318,978	1,309,536	1,285,172
Between 3 and 5 years	412,638	413,478	512,844	514,052
Between 5 and 15 years	223,396	223,775	362,218	361,976
No stated maturity (1)	341,685	276,127	718,729	645,531
Total	3,352,822	3,255,849	3,657,293	3,544,263
____________________
(1)	Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco
	Unibanco	Consolidated
Issuer/Type of investment	Amortized cost
Federal government	2,466,613	3,586,512
Financial treasury bills	-	183,738
Treasury bills	-	259
Central bank notes	544,041	968,668
Treasury notes	1,922,572	2,422,933
Other	-	10,914
Brazilian sovereign bonds	1,848,125	1,848,125
Corporate debt securities	283,592	285,639
Eurobonds	283,592	285,639
Bank debt securities	74,984	74,984
Eurobonds	74,984	74,984
Total	4,673,314	5,795,260

The fair value of these securities was R$4,911,778 in Unibanco and R$6,084,147 in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$238,464 in Unibanco and R$288,887 in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco
	Unibanco	Consolidated
Maturity	Amortized cost
Less than 3 months	440,839	494,038
Between 3 months and 1 year	1,520,400	2,096,482
Between 1 and 3 years	1,125,267	1,290,223
Between 3 and 5 years	501,389	502,991
Between 5 and 15 years	928,001	928,001
More than 15 years	157,418	483,525
Total	4,673,314	5,795,260

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

		Unibanco
	Unibanco	Consolidated
By type
Discounted loans and notes	9,582,435	10,094,599
Financing	7,355,280	9,304,719
Agricultural	841,829	841,829
Real estate loans	894,293	894,293
Credit card	-	2,943,927
Total lending operations	18,673,837	24,079,367

Leasing operations	-	497,105
Advances on exchange contracts (1)	1,838,885	1,838,885
Total leasing operations and advances on exchange contracts	1,838,885	2,335,990

Guarantees honored	1,118	1,118
Other receivables (2)	241,841	631,905
Total other credits	242,959	633,023

Co-obligation on credit card customer financing (3)	-	294,391

Total risk	20,755,681	27,342,771

By maturity
Past-due for more than 15 days (Note 5 (d))	383,313	1,402,926
Falling due:
Less than 3 months (4)	7,350,190	10,968,491
Between 3 months and 1 year	5,786,541	6,939,155
Between 1 and 3 years	4,657,200	5,390,804
More than 3 years	2,578,437	2,641,395
Total risk	20,755,681	27,342,771
____________________
(1)	Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated
	% of		% of
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	1,301,969	6.3	1,542,313	5.6
Food, beverages and tobacco	1,300,400	6.3	1,360,691	5.0
Paper, pulp and wood products	1,128,055	5.4	1,175,572	4.3
Chemical and pharmaceutical	1,072,901	5.2	1,099,668	4.0
Automotive industry	636,785	3.1	649,967	2.4
Basic metal industries	535,999	2.6	604,533	2.2
Production of machines and equipment	545,503	2.6	563,121	2.1
Petroleum	455,442	2.2	464,500	1.8
Extractive	366,126	1.8	389,602	1.4
Textiles, clothing and leather goods	272,712	1.3	283,800	1.0
Production of metal goods	271,042	1.3	280,097	1.0
Electric and electronic	218,454	1.0	223,953	0.8
Rubber and plastic	112,357	0.5	122,857	0.4
Electronic and communications equipment	85,208	0.4	89,084	0.3
Other manufacturing industries	6,880	-	7,568	0.1
Subtotal	8,309,833	40.0	8,857,326	32.4
Retailers
Wholesale	1,520,673	7.3	1,669,525	6.1
Retail	1,091,105	5.3	1,188,256	4.3
Subtotal	2,611,778	12.6	2,857,781	10.4
Financial service
Financial companies	281,756	1.4	97,171	0.4
Insurance companies and private pension funds	4,400	-	7,506	-
Subtotal	286,156	1.4	104,677	0.4
Residential construction loans	273,945	1.3	273,945	1.0
Other services
Transportation	635,761	2.9	1,252,346	4.6
Post office and telecommunications	1,051,193	5.3	1,070,282	3.9
Construction	383,427	1.8	422,457	1.5
Real estate services	307,454	1.6	350,011	1.3
Agricultural	314,750	1.3	334,527	1.2
Association activities	124,640	0.4	136,686	0.5
Cultural and sports leisure activities	128,301	0.7	132,865	0.5
Health and social services	109,593	0.6	119,287	0.4
Education	82,514	0.4	95,868	0.4
Lodging and catering services	53,916	0.3	61,951	0.2
Other services	817,154	4.0	903,755	3.4
Subtotal	4,008,703	19.3	4,880,035	17.9
Agriculture, livestock, forestry and fishing	841,829	4.1	841,829	3.1
Individual
Consumer loans	3,738,962	18.0	5,566,500	20.3
Credit card	-	-	3,238,318	11.8
Residential mortgage loans	684,475	3.3	684,475	2.6
Lease financing	-	-	37,885	0.1
Subtotal	4,423,437	21.3	9,527,178	34.8
Total	20,755,681	100.0	27,342,771	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated
		% of		% of
Largest clients	Value	the total	Value	the total
10 largest clients	2,592,388	12.5	2,576,145	9.4
50 following clients	4,748,445	22.9	4,792,077	17.5
100 following clients	3,310,229	15.9	3,357,919	12.3
Other clients	10,104,619	48.7	16,616,630	60.8
Total	20,755,681	100.0	27,342,771	100.0

(d) Components of lending, leasing and other credits by risk level:

	Unibanco

			Past-due credits
Risk level	%minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,255,189	-	-	9,255,189	44.6	8,776
A	0.5	6,282,117	-	-	6,282,117	30.3	32,706	0.5
B	1.0	2,182,474	128,947	11,671	2,323,092	11.2	27,662	1.2
C	3.0	1,379,457	155,240	28,145	1,562,842	7.5	57,430	3.7
D	10.0	373,836	105,064	66,005	544,905	2.6	158,285	29.0
E	30.0	90,249	58,042	19,932	168,223	0.8	55,512	33.0
F	50.0	24,854	58,806	63,511	147,171	0.7	88,135	59.9
G	70.0	20,710	35,160	19,281	75,151	0.4	53,992	71.8
H	100.0	82,279	139,944	174,768	396,991	1.9	396,991	100.0
Total		19,691,165	681,203	383,313	20,755,681	100.0	879,489
% of total risk							4.2%

	Unibanco Consolidated

			Past-due credits
Risk level	%minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,150,389	-	-	10,150,389	37.1	8,941	-
A	0.5	10,216,323	-	-	10,216,323	37.4	71,203	0.7
B	1.0	2,280,439	174,444	247,900	2,702,783	9.9	40,446	1.5
C	3.0	1,673,213	201,598	177,998	2,052,809	7.5	92,093	4.5
D	10.0	405,939	119,726	167,815	693,480	2.5	184,222	26.6
E	30.0	108,501	181,770	257,839	548,110	2.0	173,804	31.7
F	50.0	39,249	64,707	144,472	248,428	0.9	140,341	56.5
G	70.0	30,867	38,923	88,532	158,322	0.6	112,678	71.2
H	100.0	104,697	149,060	318,370	572,127	2.1	572,127	100.0
Total		25,009,617	930,228	1,402,926	27,342,771	100.0	1,395,855
% of total risk							5.1%
____________________
(1)	Include past-due for more than 15 days.

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) On March 31, 2004, the balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$563,665 in Unibanco and R$738,447 in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

		Unibanco
	Unibanco	Consolidated
Balance at December 31, 2003	987,750	1,548,643
Provision for loan losses	104,667	312,692
Balance of acquired company	-	3,321
Loan charge-offs	(212,928)	(468,801)
Balance at March 31, 2004	879,489	1,395,855
Loan recoveries(1)	27,473	62,132
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco
	Unibanco	Consolidated
Assets - Other credits
Unsettled exchange purchases	2,242,717	2,242,717
Rights on foreign exchange sold	686,382	686,382
(-) Received advances	(266,128)	(266,128)
Income receivable from advances on exchange contracts	19,632	19,632
Other	407	407
Total	2,683,010	2,683,010

Liabilities - Other liabilities
Unsettled exchange sales	688,301	688,301
Obligations for foreign exchange purchased	2,236,182	2,236,182
(-) Advances on exchange contracts	(1,819,598)	(1,819,598)
Other	718	718
Total	1,105,603	1,105,603

Off-balance sheet
Import credits outstanding	64,987	79,023
Confirmed export credits	18,800	19,128

(b) Statement of income

	Unibanco
	Unibanco	Consolidated
Income from foreign exchange transactions	461,377	655,405
Expenses from foreign exchange transactions	(445,182)	(638,585)
Foreign exchange transactions for the quarter	16,195	16,820

7. Other Credits

	Unibanco
	Unibanco	Consolidated
Negotiation and intermediation of securities
Debtors - pending settlement	53,924	257,987
Cash and settlement pending – stock exchange	-	52,075
Other	-	2,499
Total	53,924	312,561
Current	53,924	310,560
Long-term	-	2,001

Sundry
Deferred tax (Note 17 (a))	1,309,641	2,467,338
Escrow deposits for civil and labor suits	910,754	1,761,520
Notes and credits receivable	188,852	518,349
Prepaid taxes	79,816	511,921
Insurance premium	-	366,700
Receivables from credit card operations	-	306,155
Receivables from purchase of assets	52,989	148,064
Government retirement benefit advances	66,619	66,619
Salary advances and other	23,716	15,795
Accounts receivable from subsidiaries	408,520	-
Other	564,983	930,846
Total	3,605,890	7,093,307
Current	1,050,369	2,267,276
Long-term	2,555,521	4,826,031

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	3,171,076	9,223,391
Long-term assets	1,796,539	5,225,413
Permanent assets	89	259
Total assets	4,967,704	14,449,063

Current liabilities	3,241,887	9,429,352
Long-term liabilities	1,418,546	4,125,983
Deferred income	861	2,504
Branch equity	306,410	891,224
Total liabilities	4,967,704	14,449,063

Net income for the quarter	52,027	151,326

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$7,414 in Unibanco and R$7,772 in Unibanco Consolidated, were recognized as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies in the first quarter of 2004, were as follow:

			Percentage holding (%)		Adjusted Stockholders Equity	Adjusted net income (loss)	Equity in results adjustments	Investments value
	Number of shares or quotas
			Unibanco	Unibanco Consolidated
	Common	Preferred
Investments of Unibanco

Subsidiary companies
Unibanco AIG Seguros S.A.	345,014,171	188,792,954	49.707	49.707	1,469,864	65,089	32,304	730,627
Unipart Participações Internacionais Ltd.	1,302,031	-	100.000	100.000	979,822	(12,238)	(11,941)	979,822
Unicard Banco Múltiplo S.A. (1)	117,629,257,620	101,832,650,091	100.000	100.000	949,039	43,799	49,226	798,075
Banco Fininvest S.A. (2)	3,931	1,034	99.920	99.920	433,341	43,830	43,794	432,993
Unibanco Representação e Participações Ltda.	124,099,785	-	99.999	100.000	341,010	13,835	13,835	341,010
Banco Dibens S.A.	4,313,047,972	-	51.001	51.001	169,943	2,263	2,799	86,672
Estrel Participações S.A. (3)	44,545,789	89,092,913	99.925	99.925	140,560	4,368	4,364	140,021
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	99.999	136,453	21,645	21,645	136,452
Unibanco Corretora de Valores Mobiliários S.A.	40,467,422	40,467,422	99.999	100.000	82,307	1,294	1,294	82,307
Interbanco S.A.	18,999,793	-	99.996	99.999	64,955	1,928	1,922	64,952
Banco1.net S.A.	34,077,757	-	65.934	65.934	50,510	113	74	33,303
Unibanco Asset Management – Banco de Investimento S.A. (4)	1,468,400	1,468,405	99.999	99.999	19,354	6,507	6,508	19,354
Unibanco Serviços de Investimento Ltda. (4)	100,000	-	99.999	99.999	14,704	7,567	2,684	14,704
Companhia Hipotecária Unibanco – Rodobens (5)	3,250	-	50.000	50.000	4,051	3	(28)	2,026
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito	12,937,771	-	33.333	33.333	261,404	65,808	21,936	87,135
Orbitall Serviços e Processamento de Informações Comerciais Ltda.	3,866,664	-	33.333	33.333	173,486	(1,599)	(533)	57,829
Serasa S.A.	363,690	348,855	-	19.045	167,001	18,902	-	-
Tecnologia Bancária S.A.	762,277,905	-	-	21.432	128,008	5,842	-	-
Redecard S.A. (6)	199,990	400,000	31.943	31.943	73,731	27,615	5,217	23,552
Cibrasec – Companhia Brasileira de Securitização	7,500	-	12.499	12.499	50,061	2,029	254	6,257
Interchange Serviços S.A.	74,999,999,998	-	-	25.000	36,350	2,072	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	-	49.998	46,135	6,740	-	-
Banco Investcred Unibanco S.A. (3)	95,284	-	-	49.997	162,311	15,220	3,248	-
Other	-	-	-	-	-	-	1,128	984
Total							199,730	4,038,075

Investments of Unibanco Consolidated

Associated companies
HiperCard Administradora de Cartões de Crédito Ltda. (7)	7,312	-	-	100.000	290,677	4,070	4,232	627,646
AIG Brasil Companhia de Seguros	54,213,933	-	-	49.999	79,445	2,367	1,183	39,721
Other	-	-	-	-	-	-	646	6,703
Total							6,061	674,070

Main direct and indirect subsidiary companies invested by:			Percentage holding (%)	Adjusted Stockholders Equity	Adjusted net income (loss)
	Number of shares or quotas
			Unibanco Consolidated
	Common	Preferred
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	352,368	(16,546)
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	99.999	187,277	2,149
Unibanco Securities Ltd.	17,770,000	-	100.000	52,217	(8,507)
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100.000	33,926	11,616
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Previdência S.A.	465,403	-	99.999	156,228	13,065
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	99.999	41,214	3,378
Phenix Seguradora S.A.	5,783,294	-	99.873	18,534	1,894
Unibanco Representação e Participações Ltda. (i)
Unibanco Companhia de Capitalização	4,194,130	-	99.992	351,585	18,125
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	100.000	211,503	1,584
Unibanco Empreendimentos Ltda.	150,488,716	-	100.000	122,405	588
BWU Representação e Participações Ltda.	36,133,577	93,947,299	60.000	68,203	824
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.
(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to others related parties companies. The gains to be realized are being recognized in accordance with the amortization of goodwill on acquired companies.

(2)

In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito Financiamento e Investimento S.A., for approximately R$47 million. The consolidated financial statements do not include the operations of this company since the transaction is subject to the approval of the competent authorities.

(3)

The Extraordinary Shareholders’ meeting held on February 28, 2004, approved the capital increase in Estrel Participações S.A. in the amount of R$135,838 subscribed by Unibanco and paid through the assignment and transference of 95,284 common share of Banco Investcred Unibanco S.A. for its book value.

(4)

On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(5)

On March 8, 2004, through the Private Instrument of Change in the articles of association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Such changes are subject to the approval of the Brazilian Central Bank.

(6)

In February 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. for its book value.

(7)

On March 1st, 2004, Unibanco acquired from the Dutch group Ahold, through their subsidiaries, the total capital of HiperCard Administradora de Cartões de Crédito Ltda., for the amount of R$628 million. The price and goodwill is subject to adjustments to be determined within the conclusion of the due diligence process.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized during the quarter were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	825,513	15,839
Fininvest	342,362	6,538
Other	163,149	4,625
Total	1,331,024	27,002

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 15.92% per annum, and are payable up to April 12, 2005.

(b) Euronotes

Maturity	Currency	Unibanco	Unibanco Consolidated
Less than 3 months	US$	266,963	423,154
	EUR	414,752	266,902
		681,715	690,056

From 3 to 12 months	US$	693,669	954,015
	EUR	171,422	171,422
		865,091	1,125,437

From 1 to 3 years	US$	294,909	299,447
	EUR	16,970	16,970
		311,879	316,417

From 3 to 5 years	US$	21,790	30,390

From 5 to 15 years	US$	89,052	89,052

Total		1,969,527	2,251,352

The average interest rate as of March 31, 2004 was 3.66% per annum in Unibanco and 4.60% per annum in Unibanco Consolidated.

(c) The other issues totaled R$36,189 in Unibanco and in Unibanco Consolidated with maturities up to September 9, 2005 and an average interest rate of 10.20% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.52% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to several legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of external legal counsels. Provisions recorded and respective changes in the quarter were as follows:

	Unibanco	Unibanco Consolidated
Balance at December 31, 2003	867,445	1,812,161
Provision charged	96,283	175,415
Payments	(23,770)	(44,127)
Balance at March 31, 2004	939,958	1,943,449

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$156,734 in Unibanco and R$693,519 in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

(b) Labor litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$492,800 in Unibanco and R$743,906 in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates by them for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$290,424 in Unibanco and R$506,024 in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of external legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	599,932	594,552
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	591,892	589,769
Subordinated time deposits (3)	December 2002	December 2012	102% of CDI (4)	327,358	327,358
Total				1,519,182	1,511,679
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in April 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	Subordinated time deposits can be redeemed from December 2007.
(4)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Sale of rights of receipt of future flow of payment orders abroad (1)	2,454,452	2,454,452
Payable to merchants - credit card	-	1,611,778
Provision for labor and civil litigation	783,224	1,249,930
Provisions for payroll and administrative expenses	127,516	362,911
Payable related to insurance companies	-	261,075
Payable for official agreement	69,451	69,451
Debt assumption contracts	93,603	-
Amounts payable to associated company	5,263	-
Other	240,508	241,055
Total	3,774,017	6,250,652
Short-term	698,485	2,667,710
Long-term	3,075,532	3,582,942
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$617,000 thousand and Y$25,000,000 thousand, bearing three-month Libor plus rates between 0.57% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Unibanco and part of its employees a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

On December 1, 2003, in order to segregate the assets and liabilities related to Unibanco Conglomerate sponsors, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the spin-off the defined contribution pension plan managed by Trevo - Instituto Bandeirantes de Seguridade Social. For this reason the equity of R$318,689 corresponding to these sponsor companies was incorporated by Plano de Previdência Unibanco (Unibanco’s retirement plan). The management will continue to be undertaken by Trevo – Instituto Bandeirantes de Seguridade Social.

On February 4, 2004, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the review of process of Unibanco’s retirement plan to comply with Complementary Law No. 109/01 and amendments as well the changes to unify and become the best choice of Trevo’s defined contribution plan and Fee Benefits Generation Program. This plan will be made available to the employees of the Unibanco Conglomerate sponsor companies.

During the quarter ended March 31, 2004, the sponsor contributions totaled R$443 in Unibanco and R$2,129 in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2004, Unibanco granted 1,129,800,000 stock options, in the form of Units. The term of the exercise is between January 21, 2005 and January 5, 2010, at an average price of R$93.04 per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,565,816,851	-	75,565,816,851
Preferred	62,045,605,223	3,274,411,244	65,320,016,467
Total	137,611,422,074	3,274,411,244	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the first quarter, R$130,947 of interest on capital was proposed resulting a tax benefit in respect of its deductibility for taxation purpose of R$44,522. The amount is part of the mandatory dividends and represent net of income tax withheld at source, corresponding to R$0.773940 per 1,000 common shares and R$0.851334 per 1,000 preferred shares; R$1.633754 per 1,000 Units and R$0.816877for the each GDS.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance as of March 31, 2004 is summarized as follows:

i)	Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions up to a limit of 20% of capital stock	80,005

ii)	Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions up to a limit of 80% of capital stock	2,929,181

Total		3,009,186

(e) Retained earnings reserve – represents the appropriation based on the capital budget determined by the management for the purposes of investment plans or acquisitions in the financial sector.

(f) Changes in stockholders’ equity

Balance at December 31, 2003	7,155,896
Prior year adjustments	2,054
Constitution of revaluation reserve of subsidiary companies	2,022
Fair value adjustments - marketable securities and derivatives	53,016
Net income for the quarter	276,145
Interest on own capital proposed	(130,947)
Balance at March 31, 2004	7,358,186

(g) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years and the first quarter of 2004 8,0 million of preferred Units were converted, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units.

The average financial volume of Units daily negotiated in the Brazilian market had increased to 111.0% in the first quarter of 2004 compared to the same period of 2003, corresponding an Unit value increase of 53.0%.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Dividends/retained earnings received from other investments, principally consortium	6,989	18,365
Monetary correction of income receivable	4,639	13,491
Foreign branches’ and subsidiary companies’ exchange gains	7,414	7,772
Reversal of provision for fiscal contingencies and others	-	4,626
Monetary correction of restricted escrow deposits	2,414	2,805
Monetary correction of prepaid taxes	1,925	1,925
Other	4,732	12,648
Total	28,113	61,632

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Provision for labor and civil litigations	70,081	113,422
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	29,263	29,263
Insurance expenses	-	28,755
Amortization of goodwill on subsidiaries acquired	28,223	27,002
Expense related to checks and billing, net	21,463	22,425
Exchange rate variation on other liabilities	11,016	11,016
Other	27,868	41,090
Total	187,914	272,973

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco

	December 31, 2003	Constitution	Realization	March 31, 2004
Allowance for lending losses	388,980	47,343	85,739	350,584
Other provisions not currently deductible	300,335	103,413	35,646	368,102
Tax loss and negative basis of social contribution carry-forwards	256,993	-	1,933	255,060
Social contribution carry-forwards (Provisional Measure 2158-35)	284,625	-	905	283,720
Subtotal	1,230,933	150,756	124,223	1,257,466
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	78,986	-	26,811	52,175
Net deferred tax assets	1,309,919	150,756	151,034	1,309,641
Total assets	1,309,919			1,309,641

	Unibanco Consolidated

	December 31, 2003	Constitution	Realization	March 31, 2004
Allowance for lending losses	545,438	86,024	138,818	492,644
Other provisions not currently deductible	652,067	137,489	74,107	715,449
Tax loss and negative basis of social contribution carry-forwards	704,187	7,256	9,571	701,872
Social contribution carry-forwards (Provisional Measure 2158-35)	492,453	-	906	491,547
Capital reduction on subsidiary company	-	-	54	(54)
Subtotal	2,394,145	230,769	223,456	2,401,458
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	92,236	1,119	27,475	65,880
Deferred tax obligations	(26,031)	-	(1,069)	(24,962)
Net deferred tax assets	2,460,350	231,888	249,862	2,442,376
Total assets	2,486,381			2,467,338
Total liabilities	26,031			24,962

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes as of March 31, 2004 was as follows:

	Unibanco			Unibanco Consolidated

Year	Social contribution (Provisional Measure 2158-35)	Other	Total	Social contribution (Provisional Measure 2158-35)	Other	Total
2004	-	191,214	191,214	11,070	374,810	385,880
2005	9,808	432,867	442,675	23,909	647,871	671,780
2006	16,132	236,366	252,498	33,770	405,318	439,088
2007	21,088	91,324	112,412	42,354	202,075	244,429
2008	33,842	21,975	55,817	57,961	118,060	176,021
2009 to 2013	202,850	-	202,850	297,278	98,071	395,349
2014 to 2017	-	-	-	25,205	63,706	88,911
Total	283,720	973,746	1,257,466	491,547	1,909,911	2,401,458

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,072,653 in Unibanco and R$1,869,829 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	262,562	389,636
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(89,271)	(132,476)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary companies and exchange rate variation on subsidiaries abroad	69,728	4,703
Interest on capital paid or (received), net	39,485	49,688
Deferred tax credits of prior periods	-	(767)
Permanent differences (net)	(6,359)	308
Income tax and social contribution for the quarter	13,583	(78,544)

18. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	3,368,985	3,342,802
Assets under management (mainly mutual investment funds)	26,086,031	29,323,584
Lease commitments	43,586	43,586

19. Related-Party Transactions (Unibanco)

Assets
Interbank investments	2,226,448
Marketable securities and derivative financial instruments	990,216
Interbank accounts	787
Lending operations	201,717
Other credits
. Income receivable
Dividends and interest on capital	248,076
. Sundry	402,470

Liabilities
Deposits	1,514,195
Securities sold under repurchase agreements	133,142
Resources from securities issued
. Securities abroad	33,413
Interbank accounts	9,033
Borrowings	141,475
Derivative financial instruments	99,064
Other liabilities
Social and statutory	146,741
Negotiation and intermediation of securities	529
Subordinated debt	7,503
Sundry	96,738

Revenues
Lending operations	1,783
Marketable securities	99,009
Derivative financial instruments	7,874
Services rendered	48,344
Other operating income	1,557

Expenses
Deposits and securities sold	52,891
Borrowings and onlendings	1,583
Other administrative expenses	9,471
Other operating expenses	799

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). As well, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

The use of the derivative financial instruments as part of asset and liability risk management could be made as an overall position related to Unibanco net position undertaken in an certain market or related to a specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment the high effectiveness of the hedge risk during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management risk

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit : The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,776,782	4,781,372	2,835,409	2,839,999
Marketable securities	11,283,562	11,522,026	17,524,719	17,813,606
Lending operations	17,817,633	17,842,200	22,727,787	22,807,980
Derivatives, net	219,388	219,388	165,170	165,170

Liabilities
Interbank deposits	677,604	682,558	345,485	346,046
Time deposits	17,710,261	17,719,717	18,745,563	18,754,067
Mortgage notes	779,972	785,160	795,385	800,572
Resources from securities issued abroad	2,005,716	2,013,997	2,287,541	2,302,487
Subordinated debt	1,519,182	1,552,374	1,511,679	1,544,573
Other liabilities (Note 13 (b))	2,454,452	2,290,690	2,454,452	2,290,690
Treasury stocks	132,123	227,506	132,123	227,506

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at March 31, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, at March 31, 2004 are as follows:

	Unibanco		Unibanco Consolidated

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	(2,666,945)	(2,666,945)	(1,454,179)	(1,454,179)
Currencies	207,981	207,981	232,800	232,800
Interbank interest rate	(2,947,801)	(2,947,801)	(1,690,039)	(1,690,039)
Exchange coupon	59,277	59,277	(10,538)	(10,538)
Index	13,598	13,598	13,598	13,598

Forward contracts	635,234	669,092	634,746	668,605
Currencies	503,997	538,044	565,077	599,124
Fixed interest rate	131,237	131,048	69,669	69,481

Swap contracts	218,947	184,543	165,854	130,848
Currencies	(3,701,887)	(3,728,121)	(2,484,036)	(2,509,624)
Interbank interest rate	1,547,965	1,547,965	1,088,793	1,088,793
Fixed interest rate	708,141	713,451	(134,997)	(131,021)
Other	1,664,728	1,651,248	1,696,094	1,682,700

Swap contracts with daily reset	(4,026)	(4,026)	(4,251)	(4,251)
Currencies	967,715	967,715	1,009,777	1,009,777
Interbank interest rate	(971,741)	(971,741)	(1,014,028)	(1,014,028)

Option contracts
Purchased option	-	-	199	199
Sale	-	-	199	199
United States of America treasury
bills	-	-	27	27
Brazilian sovereign bonds	-	-	172	172
Sale option	-	-	235	235
Purchase	-	-	235	235
United States of America treasury
bills	-	-	63	63
Brazilian sovereign bonds	-	-	172	172
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, at March 31, 2004, amounted to R$29,446 due to purchase commitments and R$29,426 due to sale commitments.

On March 31, 2004, there were future transactions of R$1,061,791 in Unibanco and R$2,336,735 in Unibanco Consolidated and swap contracts in the amount of R$1,489,939 in Unibanco and R$1,880,191 in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the period, in the amount of R$36,770 in Unibanco and R$42,765 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2004, were in accordance with the standards established by the Brazilian Central Bank.

During the first quarter of 2004, certain swap contracts prior classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the period, in the amount of R$8,829.

On March 31, 2004, there were swap contracts in the amount of R$79,435 in Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$1,246, recorded as a credit in the income of the period and as a charge under Marketable Securities. The hedges as of March 31, 2004, were in accordance with the standards established by Brazilian Central Bank.

On March 31, 2004, there were swap contracts in the amount of R$631,237 in Unibanco and in Unibanco Consolidated accounted for hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence not recorded at fair value. The hedges as of March 31, 2004, were in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(f) Notional at fair value distributed by trade location

	Unibanco			Unibanco Consolidated

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(2,666,945)	-	(2,666,945)	(1,454,179)	-	(1,454,179)
Forward contracts	-	669,092	669,092	-	668,605	668,605
Swap contracts	(199,083)	383,626	184,543	(199,867)	330,715	130,848
Swap contracts with daily reset	(4,026)	-	(4,026)	(4,251)	-	(4,251)
Option contracts
Purchased position	-	-	-	-	199	199
Sale position	-	-	-	-	235	235
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amounts pledged to guarantee BM&F transactions were R$531,430 in Unibanco and R$607,373 in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	48,017	33,178
Between 3 months and 1 year	370,642	309,450
Between 1 and 3 years	98,893	70,821
More than 3 years	7,039	7,039
Total	524,591	420,488

Liabilities
Less than 3 months	62,720	68,161
Between 3 months and 1 year	159,552	107,751
Between 1 and 3 years	76,760	73,235
More than 3 years	6,171	6,171
Total	305,203	255,318

The amounts of receivables under swap contracts are R$489,741 in Unibanco and R$385,926 in Unibanco Consolidated and of payables are R$305,198 in Unibanco and R$255,078 in Unibanco Consolidated. Option premiums received amount to R$199 and option premiums paid amount to R$235 in Unibanco and in Unibanco Consolidated. The amounts receivable under term contracts are R$34,850 in Unibanco and R$34,363 in Unibanco Consolidated and the amounts payables under forward contracts are R$5 in Unibanco and in Unibanco Consolidated.

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

Unibanco

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(477,066)	(2,288,331)	65,396	33,056	(2,666,945)
Forward contracts	292,304	(308,093)	33,892	650,989	669,092
Swap contracts	(15,550)	177,092	22,133	868	184,543
Swap contracts with daily reset	(378)	(3,648)	-	-	(4,026)

Unibanco Consolidated

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(312,787)	(1,630,564)	456,116	33,056	(1,454,179)
Forward contracts	291,817	(308,093)	33,892	650,989	668,605
Swap contracts	(35,307)	167,701	(2,414)	868	130,848
Swap contracts with daily reset	(378)	(3,648)	(225)	-	(4,251)
Option contracts
Purchased position	199	-	-	-	199
Sale position	235	-	-	-	235

21. Statements of Cash Flows

	Unibanco	Unibanco Consolidated
Operating activities
Net income	276,145	276,145
Fair value adjustment – Trading securities and derivative financial instruments	(19,848)	(48,163)
Provision for loan losses	104,667	312,692
Technical provisions for Insurance, annuity products and retirement plans	-	293,640
Deferred taxes	27,438	(8,290)
Reversal of provision of foreclosed assets	6,879	8,753
Loss on sale of foreclosed assets and fixed assets	3,811	4,187
Amortization of goodwill on subsidiaries acquired	28,223	27,002
Equity in results of subsidiary and associated companies	(199,730)	(6,061)
Exchange gain on foreign investments	(7,833)	-
Reversal of provision for losses on investments	-	1,160
Depreciation and amortization	53,377	93,296
Minority interest	-	32,752
Changes in assets and liabilities
Decrease in interbank investments	318,093	463,086
Increase in marketable securities and derivative financial instruments	(1,341,804)	(2,295,266)
Decrease in Central Bank compulsory deposits	208,117	192,137
Net change in interbank and interdepartmental accounts	4,879	48,301
Decrease in lending operations	740,320	380,823
Increase in leasing operations	-	(22,815)
Net change in foreign exchange portfolio	(35,100)	(45,192)
Decrease (increase) in other credits and other assets	(115,769)	111,701
Increase (decrease) in other liabilities	97,286	(47,271)
Increase (decrease) in deferred income	(1,358)	1,831
Net cash provided by (used in) operating activities	147,793	(225,552)
Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	355,882	400
Proceeds from sale of foreclosed assets	5,816	25,539
Purchase of/capital increase on investments in subsidiary and associated companies	(96,966)	(640,930)
Goodwill on acquisition of subsidiary companies	58,872	-
Proceeds from sale of associated companies	273,841	70
Purchase of other investments	(4,844)	(10,453)
Purchase of fixed assets	(34,067)	(69,167)
Proceeds from sale of fixed assets	551	27,593
Deferred charges	(28,830)	(81,977)
Minority interest	-	(23,877)
Net cash provided by (used in) investing activities	530,255	(772,802)
Financing activities
Increase in deposits	513,739	2,057,061
Decrease in securities sold under repurchase agreements	(51,069)	(42,667)
Decrease in resources from securities issued	(429,419)	(382,327)
Decrease in borrowings and onlendings	(580,620)	(589,516)
Dividends paid	(192,590)	(192,590)
Net cash provided by (used in) financing activities	(739,959)	849,961
Net decrease in cash and due from banks	(61,911)	(148,393)
Cash and due from banks at the beginning of the period	848,223	1,083,301
Cash and due from banks at the end of the period	786,312	934,908
Net decrease in cash and due from banks	(61,911)	(148,393)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet
Assets
Current and long-term assets	13,615,652
Cash and due from banks	172,628
Interbank investments	2,262,149
Marketable securities	7,078,726
Interbank accounts	259,517
Lending and leasing operations	3,051,634
Other credits and other assets	790,998
Permanent assets	363,023
Total	13,978,675

Liabilities
Current and long-term liabilities	12,009,589
Deposits	2,803,724
Securities sold under repurchase agreements	1,231,726
Resources from securities issued	1,941,831
Interbank accounts	27,364
Borrowings and onlending in Brazil – Governmental agencies	1,998,492
Derivative financial instruments	41,508
Other liabilities	3,964,944
Deferred income	8,267
Minority interest	5
Stockholders’ equity	1,960,814
Total	13,978,675

Combined statement of income
Revenue from financial intermediation	252,543
Expenses on financial intermediation	(76,638)
Provision for lending, leasing and other credit losses	6,768
Salaries, benefits, training and social security and other administrative expenses	(28,827)
Other operating income (expenses)	(11,999)
Non-operating income, net	(53)
Net income for the quarter	141,794

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Phenix Seguradora S.A.:

Balance sheet
Assets
Current and long-term assets	6,134,681
Cash and due from banks	7,663
Marketable securities	5,239,276
Other credits and other assets	887,742
Permanent assets	281,509
Total	6,416,190

Liabilities
Current and long-term liabilities	4,942,317
Technical provisions for insurance and retirement plans	4,334,433
Other liabilities	607,884
Deferred income	4,011
Stockholders’ equity	1,469,862
Total	6,416,190

Combined statement of income
Gross premium written	513,960
Changes in technical reserves – insurance	(98,348)
Net claims incurred	(221,512)
Acquisition costs and other	(70,285)
Private pension contributions	261,710
Changes in technical reserves – retirement plan	(161,914)
Private pension plan benefits	(148,976)
Other operating income	34,260
Other operating expenses	(56,041)
Administrative expenses	(64,747)
Tax expenses	(12,023)
Investment income	203,439
Financial expenses	(93,950)
Non-operating income, net	(37)
Income tax and social contribution	(17,353)
Profit sharing bonus to employees	(3,094)
Net income for the quarter	65,089

(c) Credit card companies, including the jointly controlled companies as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet
Assets
Current and long-term assets	4,090,524
Cash and due from banks	17,717
Interbank investments	33,500
Marketable securities	604,704
Interbank and interdepartmental accounts	6,654
Lending operations	1,723,829
Other credits and other assets	1,704,120
Permanent assets	604,148
Total	4,694,672

Liabilities
Current and long-term liabilities	3,577,118
Deposits	730,733
Borrowings	185,217
Resources from securities issued	594,195
Interbank and interdepartmental accounts	405
Derivative financial instruments	44,440
Other liabilities	2,022,128
Stockholders’ equity	1,117,554
Total	4,694,672

Combined statement of income
Revenue from financial intermediation	326,605
Expenses on financial intermediation	(40,253)
Provision for lending, leasing and other credit losses	(73,645)
Services rendered	181,386
Salaries, benefits, training and social security and other administrative expenses	(134,383)
Other operating income (expenses)	(139,375)
Non-operating income, net	(1,267)
Income tax and social contribution	(37,469)
Profit sharing	(7,576)
Net income for the quarter	74,023

(d) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet
Assets
Current and long-term assets	1,956,917
Cash and due from banks	3,715
Interbank investments	22,497
Marketable securities	60,923
Interbank and interdepartmental accounts	8,509
Lending operations	1,513,027
Other credits and other assets	348,246
Permanent assets	166,089
Total	2,123,006

Liabilities
Current and long-term liabilities	1,608,496
Deposits	1,089,049
Securities sold under repurchase agreements	8,134
Borrowings	10,624
Derivative financial instruments	5,500
Other liabilities	495,189
Stockholders’ equity	514,510
Total	2,123,006

Combined statement of income
Revenue from financial intermediation	304,351
Expenses on financial intermediation	(41,233)
Provision for lending, leasing and other credit losses	(95,923)
Salaries, benefits, training and social security and other administrative expenses	(123,585)
Other operating income (expenses)	23,286
Non-operating income, net	(696)
Income tax and social contribution	(10,461)
Profit sharing	(4,301)
Net income for the quarter	51,438

23. Other Information

(a) Assets leased to third parties, in the amount of R$874,743, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$491,340 and the residual value received in advance from these lessees amounts to R$408,269, classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2004, the insurance coverage on properties and other assets in use totaled R$507.629 in Unibanco and R$1,113,157 in Unibanco Consolidated.

24. Subseqüent Event

The Extraordinary Shareholders’ meeting held on April 30, 2004 approved: (i) the merger of Unipart (Unibanco Representação e Participações Ltda.), without a capital increase of Unibanco, and (ii) the proposal for a reverse stock split of common and preferred shares issued by Unibanco including the Units (the certificated of deposit of shares represented by a preferred share issued by Unibanco and a Class “B” preferred share issued by Unibanco Holdings) in the ratio of 100 shares to 1 share. During the first 30 days after the release of the notice, shareholders who have less than 100 shares, by type of share, are assured the possibility to remain as shareholders of company. Additionally, it was approved on the same date, through a Extraordinary Shareholders meeting, Unibanco’s capital increase to R$5,000,000, through a parcial appropriation of retained earnings.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - MARCH 31, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	March 31, 2004	December 31, 2003

CURRENT ASSETS	49,556,151	47,979,634

CASH AND DUE FROM BANKS	934,908	1,083,301

SHORT-TERM INTERBANK INVESTMENTS	10,419,067	10,930,296
Securities purchased under resale agreements	7,598,842	8,758,320
Interbank deposits	2,756,650	2,166,685
Foreign currency investments	63,575	5,291

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	12,501,404	9,812,553
Own portfolio	8,576,768	6,738,136
Subject to repurchase commitments	298,131	334,525
Pledged with Brazilian Central Bank	2,370,563	1,460,965
Pledged under guarantees rendered	913,314	953,074
Derivative financial instruments	342,628	325,853

INTERBANK ACCOUNTS	4,380,961	4,139,812
Payments and receipts pending settlement	449,987	9,225
Compulsory deposits:
- Brazilian Central Bank	3,923,951	4,116,088
- National Housing System - SFH	1,427	2,029
Correspondent banks	5,596	12,470

INTERDEPARTMENTAL ACCOUNTS	8,890	12,922
Third-party funds in transit	3,732	414
Internal transfers of funds	5,158	12,508

LENDING OPERATIONS	15,295,404	15,601,861
Lending operations:
- Public sector	347,299	245,421
- Private sector	16,054,432	16,548,410
Allowance for lending losses	(1,106,327)	(1,191,970)

LEASING OPERATIONS	263,290	253,627
Leasing operations:
- Private sector	268,279	259,295
Allowance for leasing losses	(4,989)	(5,668)

OTHER CREDITS	5,339,343	5,728,582
Foreign exchange portfolio	2,682,599	2,712,660
Income receivable	107,425	129,026
Negotiation and intermediation of securities	310,560	237,718
Sundry	2,267,276	2,674,813
Allowance for other credits losses	(28,517)	(25,635)

OTHER ASSETS	412,884	416,680
Other assets	186,271	186,965
Allowance for other assets losses	(60,835)	(52,241)
Prepaid expenses	287,448	281,956

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	March 31, 2004	December 31, 2003

LONG-TERM ASSETS	18,103,134	18,450,192

INTERBANK INVESTMENTS	78,759	30,616
Interbank deposits	78,759	30,616

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,443,803	5,692,889
Own portfolio	3,492,320	3,251,222
Subject to repurchase commitments	1,213,337	752,809
Pledged with Brazilian Central Bank	298,100	1,223,573
Pledged under guarantees rendered	362,186	355,922
Derivative financial instruments	77,860	109,363

INTERBANK ACCOUNTS	40,341	40,341
Compulsory deposits:
- National Housing System - SFH	40,341	40,341

LENDING OPERATIONS	7,432,383	7,828,129
Lending operations:
- Public sector	239,827	255,006
- Private sector	7,437,809	7,886,376
Allowance for lending losses	(245,253)	(313,253)

LEASING OPERATIONS	224,317	210,021
Leasing operations:
- Private sector	228,826	215,289
Allowance for leasing losses	(4,509)	(5,268)

OTHER CREDITS	4,826,656	4,591,629
Receivables on guarantees honored	1,118	8,057
Foreign exchange portfolio	411	-
Income receivable	3,355	3,030
Negotiation and intermediation of securities	2,001	-
Sundry	4,826,031	4,587,391
Allowance for other credits losses	(6,260)	(6,849)

OTHER ASSETS	56,875	56,567
Prepaid expenses	56,875	56,567

PERMANENT ASSETS	3,846,177	3,201,708

INVESTMENTS	2,168,939	1,555,599
Investments in associated companies	674,070	43,021
-Local	674,070	43,021
Goodwill on acquisitions of subsidiary companies	1,331,024	1,358,026
Other investments	227,585	218,186
Allowance for losses	(63,740)	(63,634)

FIXED ASSETS	982,247	988,338
Land and buildings in use	686,400	687,631
Other fixed assets	1,283,244	1,259,891
Accumulated depreciation	(987,397)	(959,184)

DEFERRED CHARGES	694,991	657,771
Organization and expansion costs	1,227,254	1,198,695
Accumulated amortization	(532,263)	(540,924)

T O T A L	71,505,462	69,631,534

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2004	December 31, 2003

CURRENT LIABILITIES	41,082,450	39,727,986

DEPOSITS	19,176,898	17,422,111
Demand deposits	2,524,814	2,728,555
Savings deposits	5,797,818	5,917,859
Interbank deposits	273,760	248,324
Time deposits	10,580,506	8,527,373

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,141,321	7,183,988
Own portfolio	1,340,480	813,601
Third parties portfolio	5,799,361	6,370,387
Unrestricted portfolio	1,480	-

RESOURCES FROM SECURITIES ISSUED	2,627,649	2,917,961
Mortgage notes	789,929	793,891
Securities abroad	1,837,720	2,124,070

INTERBANK ACCOUNTS	458,562	20,488
Receipts and payments pending settlement	449,527	16,554
Correspondent banks	9,035	3,934

INTERDEPARTMENTAL ACCOUNTS	413,097	373,616
Third-party funds in transit	374,722	368,246
Internal transfers of funds	38,375	5,370

BORROWINGS	3,188,614	3,153,376
Borrowings in Brazil - governmental agencies	316	337
Borrowings in Brazil - other institutions	178,822	257,571
Foreign borrowings	3,009,476	2,895,468

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,587,368	2,068,121
BNDES (National Economic Development Bank)	675,626	759,469
FINAME (National Industrial Financing Authority)	869,982	1,226,277
Other	41,760	82,375

FOREIGN ONLENDINGS	39,219	38,457
Foreign onlendings	39,219	38,457

DERIVATIVE FINANCIAL INSTRUMENTS	175,912	125,461
Derivative financial instruments	175,912	125,461

OTHER LIABILITIES	6,273,810	6,424,407
Collection of taxes and social contributions	284,848	34,104
Foreign exchange portfolio	1,105,603	1,163,436
Social and statutory	183,657	282,208
Taxes and social security	337,655	589,141
Negotiation and intermediation of securities	360,835	232,512
Accounts payable for purchase of assets	41,612	39,917
Technical provisions for insurance and capitalization plans	1,256,511	1,124,016
Subordinated debt	35,379	11,237
Sundry	2,667,710	2,947,836

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2004	December 31, 2003

LONG-TERM LIABILITIES	22,142,746	21,836,278

DEPOSITS	8,236,782	7,934,508
Interbank deposits	71,725	27,906
Time deposits	8,165,057	7,906,602

RESOURCES FROM SECURITIES ISSUED	455,277	547,292
Mortgage notes	5,456	35,512
Securities abroad	449,821	511,780

BORROWINGS	310,764	358,545
Borrowings in Brazil - governmental agencies	814	869
Foreign borrowings	309,950	357,676

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,502,606	3,595,468
BNDES (National Economic Development Bank)	2,163,228	2,230,780
FINAME (National Industrial Financing Authority)	1,243,436	1,267,390
Other	95,942	97,298

FOREIGN ONLENDINGS	210,703	214,823
Foreign onlendings	210,703	214,823

DERIVATIVE FINANCIAL INSTRUMENTS	79,406	127,585
Derivative financial instruments	79,406	127,585

OTHER LIABILITIES	9,347,208	9,058,057
Taxes and social security	881,008	813,392
Accounts payable for purchase of assets	22,156	22,647
Technical provisions for retirement plan company	3,384,802	3,070,632
Subordinated debt	1,476,300	1,456,834
Sundry	3,582,942	3,694,552

DEFERRED INCOME	80,262	78,431
Deferred income	80,262	78,431

MINORITY INTEREST	841,818	832,943

STOCKHOLDERS' EQUITY	7,358,186	7,155,896
Capital:	3,690,602	3,690,602
- Local residents	2,572,550	2,561,800
- Foreign residents	1,118,052	1,128,802
Capital reserves	158,473	158,473
Revaluation reserve on subsidiaries	10,013	7,991
Revenue reserves	3,650,033	3,650,033
- Legal	326,949	326,949
- Statutory reserves	3,009,186	3,009,186
- Special dividends not distributed	63,898	63,898
Retained earnings	250,000	250,000
Unrealized gains and losses - marketable securities
and derivative financial instruments	(166,064)	(219,080)
Treasury stocks	(132,123)	(132,123)
Retained earnings	147,252	-

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	8,200,004	7,988,839

T O T A L	71,505,462	69,631,534

CONSOLIDATED STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)
	From January 1, 2004	From January 1, 2003
	To March 31, 2004	To March 31, 2003

REVENUE FROM FINANCIAL INTERMEDIATION	2,883,233	3,054,320
Lending operations	1,800,517	1,769,042
Leasing operations	24,321	22,648
Marketable securities	727,371	818,867
Financial results from insurance, pension plans and annuity products	207,925	272,965
Derivative financial instruments	15,281	(48,699)
Foreign exchange transactions	16,820	67,631
Compulsory deposits	90,998	151,866

EXPENSES ON FINANCIAL INTERMEDIATION	(1,686,499)	(1,821,283)
Deposits and securities sold	(1,081,899)	(1,242,265)
Interest and monetary correction on technical provision for insurance, pension plans and annuity products	(92,092)	(125,495)
Borrowings and onlendings	(199,816)	(169,670)
Provision for lending, leasing and other credits losses	(312,692)	(283,853)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,196,734	1,233,037

OTHER OPERATING INCOME (EXPENSES)	(726,032)	(774,581)
Services rendered	740,574	662,409
Insurance, annuity products and retirement
plans premiums	833,879	704,492
Changes in technical provision for insurance,
annuity products and retirement plans	(293,640)	(265,954)
Insurance claims	(220,208)	(206,452)
Private retirement plans benefits expenses	(150,280)	(102,096)
Selling, other insurance and private retirement
plans expenses	(61,032)	(49,772)
Credit card selling expenses	(70,063)	(52,827)
Salaries, benefits, training and social security	(459,012)	(400,117)
Other administrative expenses	(683,978)	(662,004)
Financial transaction and other taxes	(156,992)	(157,398)
Equity in the results of associated companies	6,061	1,975
Other operating income	61,632	116,092
Other operating expenses	(272,973)	(362,929)

OPERATING INCOME	470,702	458,456

NON-OPERATING INCOME (EXPENSE)	(12,177)	9,539
Income	8,630	18,062
Expense	(20,807)	(8,523)

INCOME BEFORE TAXES AND PROFIT SHARING	458,525	467,995

INCOME TAX AND SOCIAL CONTRIBUTION	(78,544)	(148,307)
Provision for income tax	(65,048)	(74,095)
Provision for social contribution	(21,786)	(24,377)
Deferred tax asset	8,290	(49,835)

PROFIT SHARING	(68,889)	(55,632)
Management	(1,184)	(4,533)
Employees	(67,705)	(51,099)

NET INCOME BEFORE MINORITY INTEREST	311,092	264,056

MINORITY INTEREST	(34,947)	(45,735)

NET INCOME	276,145	218,321

Number of outstanding shares (Note 15a)	137,611,422,074	137,958,572,074
Net income per 1.000 shares: R$	2.01	1.58

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – MARCH 31, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The first quarter of 2004 was characterized by a lower pace of the expansionist trend in monetary policy and a pause in the recovery of the industrial activity. Inflation was again a concern in this period in view of the supply-side shock generated by the rising tendency of international commodity prices and the external accounts, driven by the robust trade surplus, helped maintaining the good liquidity in the foreign exchange market.

High exports in the quarter drove the trade balance to increasing monthly surpluses. The trade balance reached a positive US$ 6.2 billion, 62% more than the same quarter of last year, increasing the Brazilian 12-month trade surplus to US$ 27.2 billion, a historic record.

The domestic scenario generated by the continuing external adjustment, have been intensified by a substantial fiscal result for the first quarter of 2004 that presented a primary surplus of 5.4% of GDP, thus strengthening the credibility of fiscal policy. The counterpoint to this domestic scenario was the process of the liquidity decrease on global capital markets due to expectations of a hike in the basic interest rate in the US. The EMBI (Emerging Market Bond Index) for Brazil reached the end of the first quarter of 2004 at 557 points, an increase in relation to the end of 2003, when it reached 463 points. Despite a higher sovereign risk perception and the continuity of the federal government’s interventions, aiming at reducing liquidity in the foreign exchange market, the robustness of the balance of payments led to a virtual stable exchange rate that ended the first quarter of 2004 with a Brazilian “Real” depreciation of only 0.7%.

The results achieved by public accounts have been enough to keep the debt/GDP ratio decreasing this year, ending March at 57.4% against 58.7% at the end of last quarter of 2003. The portion of the dollar-geared federal government debt (including swaps) fell from 20.5% in December 2003 to 16.3% in March 2004.

The first quarter of 2004 accumulated inflation (measured by IPC-A consumer price index), at 1.9%, was higher than the figure of 1.2% for last quarter of 2003 but substantially below the 5.1% of the first quarter of 2003.

The scenario prompted a more cautious approach. The Copom reduced the basic interest rate (Selic) by only 0.25% in the accumulated the first quarter of 2004 rate, after a 10% reduction from June to December 2003. In the first quarter of 2004, expected real interest rate, taking into account the yield curve and inflation expectations, remained between 8% to 9% per annum, which are historically low levels.

After a strong economic activity in last quarter of 2003, economic growth during the first quarter of 2004 declined to more modest levels without affecting the favorable perspectives for the year. Industrial output in the first two months of the year posted a retraction of 2.4% in relation to the previous quarter.

Finally, regarding the expansion of credit operations with free funds, the performance in early 2004 was more promising than last year. Up to March, the stock of these operations showed an accumulated nominal growth of 3.9%, close to the 5.6% reached during the whole year of 2003.

Net Income and Stockholders’ Equity

Unibanco

The first quarter of 2004 operating income amounted to R$276 million, reflecting a 26.6% growth compared to 1Q03. Stockholders’ equity in March 2004 stood at R$7,358 million, representing a 9.5% increase when compared to March 2003.

Assets

Unibanco’s consolidated total assets reached R$71,505 million on March 31, 2004, representing an increase of 2.1% quarter to quarter. Of this total, R$27,049 million were loans, R$17,945 million were marketable securities, issued primarily by the federal government and derivative financial instruments, and R$10,498 million were interbank investments.

Securities Portfolio

The sale of securities classified as available for sale generated gains before taxes of R$3 million in the first quarter of 2004.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Unibanco classifies as held to maturity those securities it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interest.

The market value of such securities stood at R$6,084 million on March 31, 2004. The weighted average spread of this portfolio, funded by third parties, was 5.01% per annum in March 2004.

Loan Portfolio

Consolidated loan portfolio stood at R$27,343 million in March 2004, an increase of 5.2% in the last twelve months.

The Retail credit portfolio, including insurance, grew by 11.3% when compared to March 2003, from R$11,012 million to R$12,259 million in March 2004. The credit portfolio in the Wholesale segment, including Private Banking, posted an increase of 0.7% year to year totaling R$15,084 million in March 2004. Credit operations indexed to the US dollar increased from US$1.8 billion in March 2003 to US$2.1 billion in March 2004. Nonetheless in Reais, the portfolio posted a drop of R$93 million, as per the Real appreciation in the period.

Allowance for Loan Losses

As of March 2004, the balance for the consolidated allowance for loan losses totaled R$1,396 million, representing 5.1% of the portfolio.

Credit portfolio posted a considerable improvement in quality when comparing to the first quarter of 2004 to the first quarter of 2003.

As a consequence of the portfolio quality improvement, allowance for loan losses was reduced from R$1,458 million in March 2003 to R$1,396 million in March 2004.

Funding

On March 31, 2003, Unibanco’s overall funding reached R$86,130 million, including R$29,324 million in investment funds and assets under management. Total local and foreign funding stood at R$56,806 million by the end of March 2004.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended March 2004 with R$29,324 million in assets, up 48.9% compared to the 37.2% growth of the industry, and 8.8% quater to quarter. (also refer to Businesses Highlights – Wealth Management).

Funding in foreign currency posted a drop of 9.5% year to year, mainly due to the appreciation of the Real during the period.

Unibanco issued a US$100 million Eurobond in January 2004. The 18-month transaction matures on August 10, 2005, and offers a 3% coupon per annum and semi-annual payments. The launch price was 99.927%, providing the investor with a 3.05% yield per annum.

Capital Adequacy and Fixed Assets Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation %	Quarter	12 Months
BIS Ratio at beginning of the period	18.6	16.2
Changes in risk weight assets	-	0.2
Changes in credit swap risk	-	0.1
Net foreign exchange exposure	(0.8)	(0.8)
Changes in market risk - interest rates	-	(0.1)
Stockholders' equity growth	0.3	1.4
Tier II - December 31, 2003 (1)	-	1.1
BIS Ratio on March 31, 2004	18.1	18.1

(1)	Pending of Central Bank approval

The BIS ratio stood at 18.1%, well above the minimum required by the Brazilian Central Bank of 11%.

In March 2004, fixed asset ratio stood at 46.8% compared to 48.9% year to year.

Businesses Highlights

Retail Bank

In the first quarter of 2004, 143,000 new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of the quarter, 6.1 million clients under the Unibanco brand. The increase in Unibanco’s client base results from the organic growth program, internally called ContAtiva 2, launched in February 2003.

Taking into account the customers of the consumer finance subsidiaries (Fininvest, PontoCred, and LuizaCred), the total client base of Unibanco Group reached 14.2 million at the end of March of 2004. Adding the HiperCard clients (please find more information in the following pages), the total volume reaches 15.8 million. The average number of products per checking account holder stood at 6.0, above the 5.7 figure of March 2003.

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 11,629 points of service at the end of March 2004, distributed as follows:

  796 branches and 77 in-store branches (inside supermarkets and stores);
  407 corporate-site branches;
  112 Fininvest stores;
  7,827 Fininvest points-of-sale (retailers);
  174 LuizaCred stores;
  347 PontoCred stores; and
  1,889 Banco 24 Horas sites (ATMs).

The new acquisitions have added:

  64 Creditec stores and 162 Creditec points-of-sale; and
  61.477 points-of-sale affiliated to HiperCard credit card, in addition to the 119 Bompreço stores.

Retail Bank Businesses

The main Retail Bank companies are Unicard, Fininvest, LuizaCred, PontoCred, Credicard, Dibens, Unibanco Capitalização, Banco1.net/Investshop, and Blockbuster.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, Ponto Frio stores), LuizaCred (a partnership signed with Magazine Luiza department store chain), and also by Tricard (since July 2003), Creditec (since November 2003), and more recently, HiperCard (since March 2004). The Tricard business is consolidated in Unicard. The incorporation of Creditec and HiperCard to the consumer finance division is scheduled to occur in second quarter of 2004.

HiperCard Acquisition

On March 1, Unibanco acquired through its subsidiaries, from the Dutch group Ahold, the total capital of HiperCard Administradora de Cartão de Crédito Ltda for R$ 630 million. The price is still subject to adjustments, pending the outcome of the due diligence process. In the same date, Ahold sold the Bompreço supermarket chain to Wal Mart.

HiperCard was founded in 1982 to be Bompreço supermarkets private label credit card company. HiperCard is presently accepted in more than 60 thousand points-of-sale in the Northeast of Brazil. The company is also the acquirer, issuer, and processor of its credit cards. The company posted total billings of R$ 3.6 billion in 2003. HiperCard is the main mean of payment used in the 119 stores of Bompreço supermarket chain, which accounts for 42.8% of HiperCard’s total billings.

HiperCard’s assets and liabilities have not yet been consolidated in March 2004 Unibanco’s balance sheet, waiting for the conclusion of the due diligence and the approval by the relevant regulatory authorities. Unibanco’s first quarter of 2004 results take into account the equity income of HiperCard for the month of March.

The net income for the month of March, already under Unibanco’s management, was R$ 4.1 million. At the end of March, Hipercard’s portfolio stood at R$ 719 million, comprising 61,477 affiliated stores and 2.4 million cards, for a total of 1.6 million clients. The company’s market share in the credit card segment in terms of portfolio, reached 5% in the first quarter of 2004 (Source: ABECS).

Unicard

Unicard’s credit card business, which derived from Cartão Unibanco operation, had earnings of R$33 million in the first quarter of 2004, an increase of 43.5% when compared to the first quarter of 2003. The first quarter of 2004 return on average equity was 77%. The reduction of 17.9% in provision for loan losses in the first quarter of 2004, a figure of R$46 million, compared to R$56 million in the first quarter of 2003, contributed for this result.

Billings, measured in terms of volume of purchases and withdrawals, reached R$1,412 million in the first quarter of 2004, a 17.4% growth vs. the first quarter of 2003. The average monthly financed volume was R$428 million in the quarter, 10.6% above the first quarter of 2003. In March, the number of cards issued stood at 4,813 thousand, up 23.3% year to year and 9.8% quarter to quarter.

Fininvest

Fininvest’s equity income was of R$44 million in the first quarter of 2004, an increase of 69.2% year to year, and a return on average equity of 50.2% for the period. The company, excluding LuizaCred, ended the first quarter of 2004 with R$1,171 million in credit portfolio (including corporate and individual loans), a 9.3% growth when compared to the first quarter of 2003. Provision for loan losses (excluding LuizaCred) reached R$78 million in the first quarter of 2004. Active customers totaled 4.1 million at the end of March. Fininvest closed the quarter with 176 stores, including the 64 Creditec stores acquired in November 2003. The Creditec stores should be totally integrated to the Fininvest stores until the end of May 2004. The telemarketing and back-office operations should be integrated during the third quarter of 2004. Up to March 31, 2004, Creditec’s result has not yet been reflected in Unibanco’s results, given that the transaction is subject to the Brazilian Central Bank approval.

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$7 million in the first quarter of 2004 with return on average equity of 76.2% for the period. The volume of financed sales increased by 50.5% year to year, reaching R$152 million in the quarter. The company ended March 2004 with 1.1 million active customers and R$323 million in loan portfolio, up 1.3% quarter to quarter and 49.5% year to year.

In the first quarter of 2004, the company, acting as Fininvest’s correspondent, lent R$ 24 million in personal loans, a 188.2% increase over the first quarter of 2003. Unemployment insurance policies were also sold to 33.8% of the total number of contracts in the period, representing 180 thousand insurance policies with total premiums of R$ 2 million, an increase of 81.8% when compared to the first quarter of 2003.

PontoCred

PontoCred (the new denomination of InvestCred Unibanco) posted net income of R$15 million in the first quarter of 2004, up 25% Quarter to quarter and 114.3% Year to year. The return on average equity stood at 46.1% in the quarter. At the end of March, the loan portfolio totaled R$687 million, an increase of R$155 million in twelve months. The total number of active customers reached 2.9 million.

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall contributed with R$46 million to Unibanco’s first quarter of 2004 results. The volume of transactions of Credicard increased by 9.8% in the first quarter of 2004 when compared to the same period of last year, totaling 56 million.

Dibens

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$ 2 million in the first quarter of 2004. The bank ended the quarter with a R$1.6 billion loan portfolio, up 33.3% year to year.

Unibanco Capitalização

The annuity business of Unibanco Capitalização ended the first quarter of 2004 posting gross sales of R$72 million, up 5.9% when compared to the same period of last year. The result of the annuity business reached R$14 million in the quarter and the return on average equity was 68.9%.

Unibanco Capitalização was awarded the Prêmio Segurador/Brasil “Ranking 2003” by Planeta Seguros magazine as a recognition to be the company with the best performance in its segment.

Banco1.net / Investshop

Banco1.net ended the first quarter of 2004 with R$29 million in loans and R$58 million in total deposits. Earnings before taxes, amortization and depreciation was R$2.3 million in the first quarter of 2004, due to an increase in the revenue from financial intermediation and fees from services rendered and to the 9.5% growth in the client base when compared to the first quarter of 2003.

Unibanco Investshop Corretora, the new denomination of Investshop Corretora, wholly-owned by Banco1.net, reached R$1.8 billion in trading volume in the first quarter of 2004, a 111% growth when compared to the same period of last year. On March 1 2004, Unibanco Corretora started using the operational platform of Unibanco Investshop Corretora in the São Paulo Stock Exchange (Bovespa), aiming at rationalize, increase synergies and modernize the operational processes of both brokerage houses. Investshop is the largest online broker in Latin America with a special performance in the investment funds and federal public bonds (Tesouro Direto) distribution, having a 13.5% market share of the “home broker” trading volume in the São Paulo Stock Exchange (Bovespa).

Blockbuster

BWU Com. e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, ended the quarter with 117 stores, of which 109 are wholly-owned and 8 are sub-franchisees. The company posted gross revenues of R$34.7 million and equity income of R$ 494 thousand to Unibanco, which owns 60% of the company.

Wholesale Bank

Fixed Income

Unibanco kept the leadership in the fixed income domestic market in 2004, coordinating R$ 365 million in primary issues, with a market share of 17%. Unibanco was the lead manager of a R$ 1.2 billion Braskem debentures issue.

Correspondent Banking

Unibanco ended the first quarter of 2004 with US$1.4 billion in contracted funding. It is also worth mentioning the additional US$1.3 billion in import credit lines funding provided by trade credit exports agencies and multilateral organizations. The main highlight of the period is the contract signed with the Japan Bank for International Cooperation (JBIC) for a ¥ 2 billion credit line and another US$ 20 million credit line. The transaction consolidates Unibanco’s leadership in the multilateral institutions and governmental international trade agencies on-lending in the local market.

Syndicated Loans

Unibanco was the co-lead manager, together with Caixa Banco de Investimento, of a US$100 million IDB 8-year loan to Bandeirante Energia. Unibanco was the lead manager of a R$ 200 million 4-year syndicated loan to Celpe.

The March 2004 issue of the Trade Finance Magazine awarded the Cosipa US$ 135 million pre-payment exports transaction of December 2003 the “Structured Transaction” of foreign trade loan deal of the year.

Foreign Exchange and Trade

In terms of foreign exchange contracts, Unibanco had US$ 1.378 billion in export contracts in the first quarter of 2004, out of US$ 20.758 billion market aggregate, which represents a 6.64% market share in the quarter compared to a 5.82% at the end of 2003. In the import market, Unibanco contracted transactions in the amount of US$ 1,227 billion, from a total market volume of US$ 12,697, thus increasing its participation from 8.11% in 2003 to 9.66%.

The trade finance loan portfolio, including imports, exports and international guarantees, totaled US$ 1.542 billion, an increase of 7.4% when compared to the end of 2003. Unibanco’s growth focus was in the exports assets, reaching a volume of US$913.5 million, a quarter to quarter growth of 12.5%, mainly due to an increase in pre-payment transactions of exports.

Mergers and Acquisitions

During the first quarter of 2004, Unibanco acted as financial advisor in four transactions, totaling a volume of more than R$ 700 million. According to Thomson ranking for the first quarter of 2004, Unibanco is the Brazilian bank that concluded the largest number of M&A deals in Brazil.

Insurance and Private Pension Plans

The insurance and private pension fund businesses posted net income of R$67 million in the first quarter of 2004 with a return on average equity of 19.7%. The first quarter of 2004 financial income decreased 34.1% when compared to the first quarter of 2003, due to a change in the public securities positioning, from foreign exchange-pegged securities in the first quarter of 2003 to interest rate pegged securities in the first quarter of 2004, besides the lower interest rates scenario in the first quarter of 2004.

The first quarter of 2004‘s gross revenues amounted to R$982 million, 7.7% above the first quarter of 2003 and up 24.6% quarter to quarter.

Unibanco’s insurance and pension fund companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP — Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.1% market share (February/2004 figures).

Technical reserves amounted to R$4.281 million at the end of the quarter, increasing 36.6% relative to the first quarter of 2003 and 10% vs. the last quarter of 2003.

Net premiums written totaled R$612 million in the first quarter of 2004, up 18.4% compared to the last quarter of 2003, and keeping the same level of the first quarter of 2003. The first quarter of 2004 operating income, at R$ 2 million, R$ 7 million higher than the first quarter of 2003, was influenced by a lower level of claims and by discipline in controlling administrative expenses. The claims ratio presented an improvement due to the better product mix and risk management policy. This ratio improved despite an unfavorable scenario due to the Catarina hurricane. In this occasion, Unibanco AIG clients could count on a special structure promptly developed to them.

The combined ratio, that measures the efficiency of the insurance companies, was 99.5% in the first quarter of 2004. The extended combined ratio, which includes financial revenues, reached 84.7%.

Personnel and administrative expenses amounted to R$ 50 million in the first quarter of 2004, 3.8% below the to the first quarter of 2003 figure.

The company launched in the quarter a new version of women insurance with an exclusive “beauty kit” that fostered the sales of accident insurance policies in the period.

According to the latest industry data, released by SUSEP as of February 2004, Unibanco AIG Seguros maintained the top ranking in the corporate segment, noteworthy in D&O (Directors & Officers), international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The insurance companies’ technical reserves reached R$902 million at the end of the first quarter of 2004, up 9.9% quarter to quarter.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$13 million in the first quarter of 2004, up 18.2% year to year and 30% quarter to quarter. Unibanco AIG Previdência ranked 4th in pension plan sales until February 2004, with 9% market share, according to the ANAPP official data. Gross revenues for the quarter reached R$370 million, up 36.5% quarter to quarter and 25.9% year to year. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP’s data for February 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$172 million. The company services approximately 650 thousand individual customers and 1,112 corporate clients.

Unibanco AIG Previdência was awarded the 2003 best private pension plans company in Brazil, according to the sector analysis published in the March 2004 edition of the Conjuntura Econômica Magazine.

In March 2004, technical reserves stood at R$3,379 million, up 46.3% year to year.

Wealth Management

Unibanco Asset Management (UAM) ended the first quarter of 2004 with R$29,324 million in assets under management, up 48.8% Year to year compared to the 37% growth of the industry, and 8.8% quarter to quarter. The quarter accounted for positive fund raising of R$ 1.5 billion, mainly from the retail and institutional segments. In February 2004, UAM was ranked 7th in ANBID’s Global Ranking of Third Parties’ Assets under Management. In March 2004, UAM’s market share was 4.8%, compared to 4.5% in the same month of the previous year.

The Private Banking business ended the first quarter of 2004 with assets under management of R$11.4 billion, which represents an increase of 10.7% year to year.

R$3.6 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 8.1% and holding the 2nd position in the segment’s global ranking published by Anbid in March 2004.

The first donation from the Social Investment Private Fund, totaling R$ 276 thousand, occurred in this quarter. Four institutions, focusing complementary education, received grants from the Fund. The Social Fund approval and success, led to its offer to all Unibanco clients.

Performance Overview

Results

Net income in the first quarter of 2004 stood at R$276 million, up 26.6% when compared to the same period of last quarter.

The net financial margin, adjusted by the net impact on investments abroad, stood at 9.4% in the first quarter of 2004. Financial margin after provisions was R$1,205 million in the first quarter of 2004, a 16.7% growth compared to the figure of the first quarter of 2003.

Investments abroad totaled R$2.0 billion and R$3.3 billion at the end of March 2004 and March 2003, respectively. In this period, the subsidiaries and branches abroad paid US$588 million in dividends to Unibanco in Brazil.

During the first quarter of 2004, practically 100% of these investments had been hedged, reducing the effect of exchange rate fluctuation in the quarter.

Fees from Services Rendered

In the first quarter of 2004, total fees amounted to R$741 million, an increase of 11.9% when compared to the first quarter of 2003.

The first quarter of 2004 banking fees of R$406 million grew by 15.7% over the first quarter of 2003. Fee revenues from the credit card business reached R$244 million in the first quarter of 2004. Over year, revenues from credit cards were reduced by seasonal effect. Year to year, they were up 2.5% due to an increase in volume transaction.

Fee revenues from assets under management reached R$91 million in the first quarter of 2004, representing a 24.7% growth Year to year. Assets under management increased by 48.9% in the period.

The ratio of fee revenue over administrative and personnel expenses (recurrent revenues and expenses), increased from 62.4% in the first quarter of 2003 to 64.8% in the first quarter of 2004. The efficiency ratio reached 59,5% in the first quarter of 2004.

Personnel and Administrative Expenses

The first quarter of 2004 total personnel and administrative expenses grew R$81 million when compared to the first quarter of 2003 and decreased R$93 million when compared to the previous quarter. However, the total increase of 7.6% were caused by the new acquisitions in the period. Disrigarding these factor, the change in total personnel and administrative expenses would be 5.5%, below the change of IPC-A of 5.9% in the same period.

At the Multiple Bank, personnel expenses presented in the first quarter of 2004 a R$48 million grow comparing to the same period of the previous year. When compared to last quarter, the R$10 million reduction is explained by the seasonal effect of employees vacations.

In the first quarter of 2004, total expenses increased R$59 million when compared to the previous year, as a result of the growth in the sales force, mostly concentrated in the branch network (85% of the impact), and the collectives bargaining agreement, mainly the wage adjustment as of September of 2003 (12.6%) applicable to the bank employees category.

In the first quarter of 2004, other administrative expenses increased by R$22 million year to year, principally by increases in utilities tariffs, rental and software maintenance contracts, real estate rental, postage, power energy, acquisitions and partnerships.

Compared to last quarter, expenses dropped by R$92 million in the first quarter of 2004, mainly due to concentration of expenses in the last quarter related to: projects implementation, internal market campaigns, credit and collection, increase in assets volume, brand expansion and events that occurred at the end of the year.

Unibanco Pessoas (Human Resources)

In March 2004, Unibanco’s staff totaled 28,229 professionals, an increase of 604 employees when compared to December 2003. This growth in 4Q03 is mainly due to the incorporation of Creditec’s staff, a company acquired by Unibanco in November 2003 and to the hiring of new employees for the organic growth program in the branch network.

In the first quarter of 2004, R$3 million were invested on several initiatives ranging from specific training programs (including the People Management Program) to MBAs in Brazil and abroad. The People Management Program will train all Unibanco managers, aiming at the excellence in the teams’ leadership in order to guarantee a more participative environment focused on immediate results. Since its inception, in October 2003, 30% of Unibanco’s managers were trained, including 480 managers in 2004.

The Healthcare Plan was restructured, providing Unibanco’s employees and their dependents with a medical care network 405% broader than the previous one. The new Healthcare Plan also gives discounts on medication and information on treatments, medical research and quality of life, which are all published in Unibanco’s Corporate Portal.

During the first quarter of 2004, the Extrajudicial Reconciliation Commission was established aiming at offering former employees the opportunity of submitting complaints regarding their rights directly to the Organization and to the representatives of unions, thereby reducing the number of lawsuits under way in the Labor Courts. Up to March, more than 30 agreements were signed with unions in various regions of the country. This is another Unibanco’s initiative focusing on valuing and respecting Unibanco’s relationship with its employees. It places on this relationship.

Social Responsibility

The Unibanco Institute has been involved for over 20 years in a wide range of social welfare activities and concentrates today its activities in education. The supported projects focus on the social inclusion of underprivileged adolescents and young adults, by means of activities designed to reduce the lack of school education, provide professional training, and encourage education for entrepreneurs.

The projects launched in the first quarter of 2004, which will be added to the ones already in full progress, are:

  Expansion of the project Citizenship and Computer Science Schools (EICS — Escolas de Informática e Cidadania — Avançadas) – Pilot project in Curitiba focusing the growth in employability.
  (Partner and coordinator: Comitê para Democratização da Informática- CDI)
  São Paulo 450 years Educational Project (Projeto Educacional Sao Paulo 450 Anos)
  (Partner: Instituto Votorantim / Coordination: BEI / Pedagogical Project: CEDAC / Support: Secretaria Municipal de Educação)
  Human Rights in Schools Project (Projeto Direitos Humanos nas Escolas)
  (Partner: Faculdade de Educação da Universidade de São Paulo)

Further to the projects described above, the Environmental Education Center was launched on April 7th, in the city of Santos (São Paulo state) through the Environmental Education Program. The Center counts on a pedagogical infra-structure and is part of the Fishing Museum. It seeks to stimulate the learning and ecological consciousness, mainly for low income children and teenagers.

The Moreira Salles Institute (IMS-Instituto Moreira Salles) focuses on divulging Brazilian culture and especially on conserving its memory. It carries out its own specific projects, mostly on photography, literature, cinema, Brazilian music, and fine arts.

In the first quarter of 2004, the Moreira Salles Institute cultural centers were visited by roughly 73 thousand people, up by 150% vs. the same period of the previous year. 14 photography and fine arts exhibitions were held. The Institute hosted 27 activities involving art education, films, and theatre for children and teenagers. Over the course of the quarter, more than 12 thousand students took part in 321 guided visits to the exhibitions. The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted some 895 thousand spectators during the period.

Corporate Governance

The best possible corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, in response to basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act promptly to scenario changes.

Independent Auditors

To ensure the independence of its external auditors, Unibanco has a policy of limiting the services, other than the auditing services rendered by the external auditor, to an amount of remuneration which is less than 5% of the amount paid for the independent auditing services. Additionally, for the quarter ended March 31, 2004, the external auditors of Unibanco were hired only to render independent auditing services.

Change in the Internal Structure

In April 2004, important changes in the internal structure of Unibanco were announced, in complement to the ones announced in March. The new model seeks to stimulate collaboration and partnership within the organization; develop a similar vision on people management issues; and reinforce the focus on the Retail and Wholesale businesses.

  Pedro Sampaio Malan, Vice-Chairman of Unibanco’s Board of Directors since May 2003, was elected, on April 30th 2004, Chairman of the Board.
  Pedro Moreira Salles will serve as Unibanco’s CEO.
  After many years of contribution as top managers of Unibanco, Joaquim Francisco de Castro Neto and Fernando Sotelino, current CEOs of the Retail and the Wholesale Banks, respectively, were elected members of Unibanco’s Board of Directors, together with Armínio Fraga Neto, Pedro Bodin, Israel Vainboim and Gabriel Jorge Ferreira, Pedro Sampaio Malan and Pedro Moreira Salles.
  João Dionísio Amoêdo joined Unibanco and was appointed the Executive Vice President of the Wholesale Bank, as of May 1st, substituting Fernando Sotelino.
  Marcio Schettini was appointed the Executive Vice President of the Retail Bank, as of July 1st, substituting Joaquim Francisco de Castro Neto.
  The Corporate Vice Presidency, under Geraldo Travaglia, responsible for the investor relations, planning and accounting areas, will be include, as of July 1st, the technology and administration departments.
  Daniel Gleizer is part of Unibanco’s team since March 23rd, being in charge of the areas of Risk (market, credit, and operational), macroeconomic research and capital, and the structure allocation and cost of capital.
  Lucas Melo is responsible for a new area that includes the Audit, Compliance, Legal, and Government Relations departments.
  Ney Dias, former Unibanco-AIG controller, is in charge of the Accounting and Investor Relations departments of Unibanco, substituting Lucas Melo, and reporting to Geraldo Travaglia.

Highlights of Unibanco Holdings’ and Unibanco’s Ordinary and Extraordinary Shareholders Meetings of April 30th 2004:

Audit Committee

The establishment of an Audit Committee, as per Brazilian Law, was approved. After the Brazilian Central Bank homologation, the Audit Committee will have the power to, among other responsibilities, indicate, ad referendum of the Board of Directors, the External Independent Auditor; review the half-yearly financial statements; evaluate the External Auditors as well as the Internal Auditing; establish, divulge, monitor, and oversee procedures regarding compliance with legal requirements and recommendations on the correction, and improvement of internal policies and strategies.

The Audit Committee will have the following structure:

Gabriel Jorge Ferreira: member of Unibanco’s Board of Directors and President of the National Confederation of Financial Institutions (CNF – Confederação Nacional das Instituições Financeiras).

Eduardo Augusto Guimarães: ex- President of Banco do Brasil (2001-03) and Banco do Estado de São Paulo – BANESPA (1999-2000), he also worked for the Institute of Economic and Social Planning – IPEA and was Research Director and President of the Brazilian Institute of Geography and Statistics — IBGE (1985-88 and 1990-92).

Guy Almeida Andrade: President of the Institute of Independent Accountants of Brazil (IBRACON — Instituto dos Auditores Independentes do Brasil), he is also a Member of the board of IFAC — International Federation of Accountants and President of its audit committee. He is a partner at Magalhães Andrade Auditores Independentes.

Reverse Stock Split

Unibanco and Unibanco Holdings approved a reverse stock split of their respective stocks, common and preferred shares, including the Units (each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings), at the ratio of 100 (one hundred) shares to 1 (one) share. The reverse stock split aims at providing more efficiency in control and in the relationship with the shareholders, and operational cost reduction, as well as being one more step in the quest for increasing stock liquidity. The reverse stock split is pending the Brazilian Central Bank approval.

Market Maker for Units

Unibanco hired LatinFinance Advisory & Research S.A. and Agora Senior Corretora de Titulos e Valores Mobiliarios S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for UNITs (UBBR11) in the BOVESPA, the Sao Paulo Stock Exchange.

(Convenience translation into English from the original previously issued in Portuguese )

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - MARCH 31, 2004	Corporate Legislation
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % STOCKHOLDERS’ EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units)

01	UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	NON LISTED SUBSIDIARY COMPANY	100.00	13.32
INDUSTRIAL, COMMERCIAL AND OTHERS		1,302	1,302

02	UNIBANCO AIG SEGUROS S.A	LISTED SUBSIDIARY COMPANY	49.71	19.98
INSURANCE		533,807	533,807

03	UNICARD BANCO MÚLTIPLO S.A	LISTED SUBSIDIARY COMPANY	100.00	12.90
FINANCIAL INSTITUTION		219,461,908	219,461,908

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - MARCH 31, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATION FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect:

		Common shares/quotas		Preferred shares/quotas			Total
Shareholders	Shareholders' nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco – União de Bancos Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	72,995,091,491	96.60	8,981,681,118	13.75	81,976,772,609	58.19
- Treasury stocks		-	-	3,274,411,244	5.01	3,274,411,244	2.32
- Other		2,570,725,360	3.40	53,063,924,105	81.24	55,634,649,465	39.49
Total		75,565,816,851	100.00	65,320,016,467	100.00	140,885,833,318	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,580	78.62	1,283,892,253	2.43	26,061,702,833	30.90
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	11.79	6,758,000,000	12.79	10,471,843,587	12.42
- Treasury stocks		-	-	2,353,703,575	4.46	2,353,703,575	2.79
- Other		3,022,933,352	9.59	42,420,292,949	80.32	45,443,226,301	53.89
Total		31,514,587,519	100.00	52,815,888,777	100.00	84,330,476,296	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.51	91,506,010	3.12	13,877,234,616	72.83
- Fernando Roberto Moreira Salles	Brazilian	-	-	194,725,893	6.64	194,725,893	1.02
- Walther Moreira Salles Júnior	Brazilian	778,903,572	4.83	-	-	778,903,572	4.09
- Pedro Moreira Salles	Brazilian	778,903,572	4.83	1	-	778,903,573	4.09
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Treasury stocks		194,725,893	1.21	378,172,178	12.89	572,898,071	3.00
- Other		-	-
Total		16,122,439,322	100.00	2,268,385,534	77.35	2,268,385,534	11.90
				2,932,789,616	100.00	19,055,228,938	100.00
E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-
- Walther Moreira Salles Júnior	Brazilian	90	37.50	40	16.66	40	8.34
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	70	29.17	160	33.33
Total		240	100.00	60	25.00	120	25.00
				240	100.00	480	100.00

(b) The characteristics and the quantity of securities issued by Unibanco – União de Bancos Brasileiros S.A. that are direct or indirect held by the majority shareholder (Unibanco Holdings S.A.), the Directors and the Executive Officers:

			Quantity of shares/units/gds
	Investments in Unibanco		Preferred (UBB) + Preferred class “B” (Holdings)
	Common shares	Preferred shares	UNITS	GDS
Controller Shareholders	72,995,091,491	8,981,681,118	-	-

Directors	11,660	65,600,002	44,625,018	-

Executive Officers	34,299	1,063,569	46,097,525	-

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Executive Officers, since March 31, 2003:

	March 31, 2003	March 31, 2004
Controller shareholders
Common shares	72,995,091,491	72,995,091,491
Preferred shares	10,413,217,487	8,349,430,496

Directors
Common shares	11,660	11,660
Preferred shares	-	65,600,002
UNITS - Preferred (UBB) + Preferred class “B” (Holdings)	116,996,236	44,625,018

Executive Officers
Common shares	-	34,299
Preferred shares	1,000,000	1,063,569
UNITS - Preferred (UBB) + Preferred class “B” (Holdings)	61,879,743	46,097,525

(d) Quantity of outstanding shares and its percentage related to the issued total shares,

Common shares	%	Preferred shares	%	Total	%

2,570,725,360	3.40	53,063,924,105	81.24	55,634,649,465	39.49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers